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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company
Corporate Taxpayers’ Registry (CNPJ/MF) No. 07.689.002/0001-89
Board of Trade (NIRE) No. 35.300.325.761

MATERIAL FACT

Embraer S.A. (“Company” or “Embraer”), in addition to the Material Facts disclosed by the Company on December 17, 2018 and January 10, 2019 (“Material Facts”), hereby informs that in light of the favorable pronouncement from the Brazilian Federal Government regarding the strategic partnership between Embraer and The Boeing Co., in accordance with the terms disclosed in the Material Facts (the “Transaction”), the Company’s Board of Directors, on the date hereof, decided (i) to ratify the resolution of December 17, 2018 that approved the Transaction; (ii) to authorize the execution of the Master Transaction Agreement, which provides the terms and conditions for the consummation of the strategic partnership in connection with the commercial aviation, the Contribution Agreement, which provides the terms and conditions for the creation of a joint venture for the promotion and development of new markets and applications for the multi-mission airplane KC-390, as well as of the other agreements and documents necessary or convenient for the consummation of the Transaction; and (iii) to authorize, after the approval of the Transaction by Embraer’s shareholders, the executive officers to perform any act necessary for the consummation of the Transaction, including the transfer to the new company of the net equity comprised by assets, debts, properties, rights and obligations related to the commercial aviation business unit.

The Transaction will be consummated after the (i) resolution and approval of the Transaction by Embraer’s shareholders at an Extraordinary Shareholders’ Meeting; (ii) approval by antitrust authorities from Brazil, the United States of America and other applicable jurisdictions; and (iii) satisfaction of other conditions customary in similar transactions.

The Company will keep its shareholders and the market in general informed about any new material information with respect to the Transaction.

São José dos Campos, January 11, 2019.

Nelson Krahenbuhl Salgado

Executive Vice-President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer